EXHIBIT 99.1

For Immediate Release

Western Asset Variable Rate Strategic Fund Inc.

Announces Intent to Make a Tender Offer to Common Shareholders

NEW YORK — (BUSINESS WIRE) — April 5, 2010 - Western Asset Variable Rate Strategic Fund Inc. (NYSE: GFY) announced today its intent to proceed with a tender offer.  As previously announced by the Fund, the Fund’s Board of Directors approved, subject to the occurrence of certain conditions precedent, a tender offer for up to 20% of its outstanding common shares at a price equal to at least 98% of the Fund’s net asset value per share on the date the tender offer expires.  The Fund’s management has confirmed that the conditions precedent to the tender offer have now been fulfilled and, subject to completion of certain required regulatory filings, the Fund intends to commence the tender offer on or about Monday, April 26, 2010.

Further information about the tender offer will be announced by press release. The tender offer will be made and shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both.

Western Asset Variable Rate Strategic Fund Inc., a non-diversified closed-end management investment company traded on the New York Stock Exchange under the symbol “GFY,” is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and is sub-advised by Western Asset Management Company, an affiliate of the adviser.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund’s web site at www.leggmason.com/cef.

All data and commentary provided in this press release are for informational purposes only.  Legg Mason and its affiliates do not engage in selling shares of the Fund.

The tender offer will be made, and the shareholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. The tender offer described in this announcement has not yet commenced. This announcement is not an offer to purchase or a solicitation of an offer to buy shares of the Fund. The tender offer will be made only by an Offer to Purchase for Cash and the related Letter of Transmittal. As soon as the tender offer commences, the Fund will file a tender offer statement with the SEC.  SHAREHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN

IMPORTANT INFORMATION. Documents filed with the SEC are available to investors for free at the SEC’s website (http://www.sec.gov).

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co. LLC, 212-857-8087